March 3, 2025

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Namib Minerals
           Amendment No. 3 to Registration Statement on Form F-4
           Filed February 25, 2025
           File No. 333-283650
Dear Ibrahima Tall and Tulani Sikwila:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4
Greenstone Corporation Financial Statements
3.3 Property and equipment, page F-108

1. We have read your response to comment 1. We understand your inferred resource estimates are primarily based upon the expectation of future upgrades and recoveries and they lack data and information generated by any mineral exploration program. In
 March 3, 2025
Page 2

       the absence of adequate geological evidence, your estimates of inferred resources should be excluded from consideration in the determination of the useful life of your mining assets. As a result, please provide the following:
           Tell us how the exclusion of inferred resources impacts your depreciation expense for mining assets under the application of the straight-line and units-of-production methods for the periods presented.
           Provide us with the results of your calculation of both methods, highlighting the difference between historical depreciation expense and the revised amounts and the impact it has on your results of operations and financial position for the periods presented.
           Tell us how you reconsidered the application of the units-of-production method rather than the straight-line method and evaluated whether this depreciation method may better reflect the pattern of consumption of future economic benefits, as explained in IAS 16.
Namib Minerals
Audited Financial Statements, page F-137

2. Please update to include the subsequent interim financial statements of at least the first six months of the financial year. We refer you to Item 8.A.5 of the requirements to Form 20-F.
        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at
202-551-6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Barbara Jones